CAI INTERNATIONAL, INC.

Steuart Tower

1 Market Plaza, Suite 900

San Francisco CA 94105

May 27, 2011

VIA EDGAR FILING

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CAI International, Inc.
Registration Statement on Form S-3, File No. 333-173540

Dear Ms. Long:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, CAI International, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. EST on May 31, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the Commission or Staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CAI INTERNATIONAL, INC.

By:	/s/ Timothy B. Page
Timothy B. Page
Chief Financial Officer